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                            July 5, 2023

       Ngan Ching Shun
       Chief Executive Officer
       New Century Logistics (BVI) Ltd
       Office A-E, 33/F, King Palace Plaza
       55 King Yip Street, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: New Century
Logistics (BVI) Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 21,
2023
                                                            CIK No. 0001968043

       Dear Ngan Ching Shun:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Dividend Policy, page 42

   1. We note your disclosure here that since its inception, NC Logistics has not declared or paid cash dividends on
its Ordinary Shares, and NCL (HK) declared and paid dividend of approximately HK$55.0
million (equal to approximately US$7.0 million) to its
                                                        shareholders for the
year 2022, and settled with the amount due from shareholders. This disclosure appears
inconsistent with your disclosure elsewhere stating the Company approved and declared
this dividend. Please revise to clearly disclose the entities that have declared
dividends.
 Ngan Ching Shun
FirstName   LastNameNgan    Ching
New Century    Logistics (BVI) Ltd Shun
Comapany
July 5, 2023NameNew Century Logistics (BVI) Ltd
July 5,2 2023 Page 2
Page
FirstName LastName
Related Party Transactions
Balance With Related Parties
Due from related parties, page 97

2. We note your response to prior comment 10 and reissue it. Please revise to disclose the nature of each of the loans in this section and the transactions in which they were incurred.
         Refer to Item 7.B of Form 20-F as contemplated by Item 4.a of Form
F-1.
Financial Statements
Notes to Financial Statements
15. Dividends and Dividend Payable, page F-20

3. We have reviewed your response to prior comment number 12 and note that you have not provided the requested information concerning the dividend payments ascribed to your
         2021 and 2022 fiscal years.

         While you explain that dividends    approved and declared    on
November 30, 2021 and
         2022 had been generally authorized on August 30, 2021 and August 29, 2022, subject to a plan where the amounts would depend on your reserves as of September 30, 2021 and
         2022, you have not specified the dates that the dividends reported on page F-6 were actually made, or explained how the amounts could have been paid during these periods if the amounts were not known and final authorizations did not occur until after year-end.

         We also note the last paragraph of your response in which you state that your Board has regularly monitored your financial performance and accumulated working capital and
            from time to time distributed the surplus    to shareholders in
cash, although you have not
         indicated the amounts or dates or described any rationale for differentiating between these payments to shareholders from the amounts characterized as dividends and subject to the approval process referenced above.

         Please address the inconsistencies between the sequence of authorizations, establishing dividend amounts, and making dividend payments; and for handling the payments of surplus differently than dividends. Provide us with a schedule of all dividend and surplus payments made during these two fiscal years and subsequently, including the dates that each payment was authorized by the board, the dates that each payment was made to shareholders, reconciled to the amounts reported on pages F-6 and F-20.

         Also explain why you describe each amount subject to the November Board actions as an
            interim dividend,    indicate why the November actions were
necessary if the Board
         previously approved the dividends in August, explain the reasons some shareholders waived their rights to receive dividends, and clarify how you have
defined    surplus
         funding    and calculated the incremental amounts that were paid to
shareholders.

         Please revise your disclosures as necessary to convey a clear and succinct summary of these details, including the timeline, a description of your dividend approval process, the
 Ngan Ching Shun
New Century Logistics (BVI) Ltd
July 5, 2023
Page 3
      dates that payments were made, and clarifying the extent to which payments were not made on a pro rata basis to all shareholders. We reissue prior comment
12.
Exhibits

4. We note your response to prior comment 14 and reissue it. Please file Forest & Sullivan's consent as an exhibit to your registration statement. Refer to Rule 436 of the Securities
      Act.
General

5. We note your response to prior comment 15 and reissue it in part. We note disclosure on your cover page and in your risk factor at page 27 that it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. Please revise to clarify that all of the legal and operational risks associated with operating in the PRC also apply to operations in Hong Kong, and ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. In this regard we note your disclosure that the PRC government may intervene or influence your current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like yourselves.
        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551- 8749 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                             Sincerely,
FirstName LastNameNgan Ching Shun
                                                             Division of
Corporation Finance
Comapany NameNew Century Logistics (BVI) Ltd
                                                             Office of Energy &
Transportation
July 5, 2023 Page 3
cc:       Huan Lou, Esq.
FirstName LastName